Exhibit 99.1

Burcon Advances Commercial Roll-Out of Peazazz Pea Protein

By Signing MTAs with Potential Partners and Customers

Industry Interest in Burcon’s Peazazz Builds in Anticipation of Semi-Works Plant Opening

Vancouver, British Columbia, June 13, 2013— Burcon NutraScience Corporation (TSX:BU, NASDAQ:BUR), a leader in functional, renewable plant proteins, has signed material transfer agreements (MTAs) with a variety of parties interested in Peazazz®, the company’s revolutionary protein derived from field peas. The list includes major food and beverage makers, suppliers, and potential industry production and sales partners.

These signings have come in advance of the opening of the company’s Peazazz pea protein semi-works plant, which is expected to come online this summer.

“Constructing and operating a semi-works production plant using commercial-scale equipment is a key step toward the full-scale roll out of Peazazz”, said Johann F. Tergesen, Burcon’s president and COO. “Given our current limited supply of Peazazz, we have signed MTAs with only major food and beverage makers, and those who could be helpful to our product development and commercialization efforts.”

“We expect to be able to address additional Peazazz requests we have received once our semi-works plant is up and running,” added Tergesen. “Once this occurs, we believe this will be a watershed event for Peazazz, and helps to validate our other patented and proprietary processes that can produce exceptionally versatile proteins from a variety of edible oilseeds, grains or legumes.”

Peazazz’s uniquely clean flavor characteristics, exceptional solubility and nutritional value make it ideal for use in both low pH beverages and neutral pH beverages, as well as in a variety of other food and beverage products. Ideal applications for Peazazz include sports nutrition beverages, citrus-based drinks, fruit-flavored beverages, fruit juice blends, fortified waters, dairy alternative products and powdered beverage mixes. Peazazz can also fortify snacks, cereals and diet products, as well as gluten-free, vegetarian and vegan food products.

Compared to other plant-based proteins, pea proteins are also hypoallergenic and more environmentally sustainable. Pea plants have a unique ability to draw in nitrogen from the atmosphere and store it in their roots. This allows producers to use less fertilizer when replenishing the soil, making pea a desired and truly sustainable crop.

The company is exploring a number of options for commercializing Peazazz, including building full-scale production facilities through a variety of partnership structures.

Peazazz will be featured at the Institute of Food Technologists Annual Meeting and Food Expo being held in Chicago, Illinois on July 13-16, 2013. At the company’s booth #2984, Burcon will be offering taste tests of two beverages that demonstrate Peazazz’s special qualities and versatility.

About Peazazz Pea Protein
Peazazz is 100% soluble, transparent and heat stable in low pH solutions. Peazazz has clean flavor characteristics and is well suited for use in low pH and neutral pH beverages as well as a variety of other healthy and great tasting food and beverage product applications. Its valuable nutritional and functional characteristics make Peazazz an attractive ingredient for food and beverage companies looking to improve their formulations. For more information about Peazazz, visit www.burcon.ca.

About Burcon NutraScience Corporation
Burcon NutraScience is a leader in nutrition, health and wellness in the field of functional plant proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President & Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2012.Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media& Industry Contact:
Michael Kirwan
Director, Corporate Development
Burcon NutraScience Corporation
Direct (604) 733-0896, Toll-free(888) 408-7960
mkirwan@burcon.ca
www.burcon.ca

Investor Relations Contact:
John MacLennan
Managing Director
Liolios Group Inc.
Tel (416) 644.8688
john@liolios.com